Exhibit 99.10
Wipro Limited — Results for the Quarter & Six months ended September 30, 2007
WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE
FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2007
Rs. in Million

	Quarter ended			Six months ended			Year ended
	September 30,			September 30,			March 31,
Particulars	2007	2006	Growth %	2007	2006	Growth %	2007

Revenues
IT Services	29,452	24,906	18%	56,436	47,313	19%	101,554
Acquisitions	254			254
BPO Services	2,784	2,299	21%	5,299	4,397	21%	9,391
Global IT Services and Products	32,490	27,205	19%	61,989	51,710	20%	110,945
India & AsiaPac IT Services and Products	9,312	5,426	72%	16,813	9,990	68%	24,835
Consumer Care and Lighting	3,726	2,025	84%	6,076	3,793	60%	8,182
Others	2,587	1,098	136%	5,541	1,902	191%	7,130
Eliminations	(268)	(292)		(539)	(508)		(1,084)
TOTAL	47,847	35,462	35%	89,880	66,887	34%	150,008
Profit before Interest and Tax — PBIT
IT Services	6,618	6,113	8%	12,405	11,706	6%	24,782
Acquisitions	22			22
BPO Services	625	526	19%	1,199	952	26%	2,157
Global IT Services and Products	7,265	6,639	9%	13,626	12,658	8%	26,939
India & AsiaPac IT Services and Products	691	468	48%	1,259	821	53%	2,139
Consumer Care and Lighting	440	246	79%	745	477	56%	1,006
Others	132	95	39%	191	164	16%	322
TOTAL	8,528	7,448	15%	15,821	14,120	12%	30,406
Interest (Net) and Other Income	658	512	29%	1,526	1,019	50%	2,582

Profit Before Tax	9,186	7,960	15%	17,347	15,139	15%	32,988

Income Tax expense including Fringe Benefit Tax	(1,046)	(1,050)		(2,050)	(2,090)		(3,868)

Profit before Share in earnings of associates and minority interest	8,140	6,910	18%	15,297	13,049	17%	29,120
Share in earnings of associates	96	92		193	157		295
Minority interest	1	—		3	—		6

PROFIT AFTER TAX	8,237	7,002	18%	15,493	13,206	17%	29,421

EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	5.68	4.91		10.68	9.29		20.62
Diluted (in Rs.)	5.65	4.84		10.63	9.15		20.41

Operating Margin
IT Services	22%	26%		22%	25%		24%
Acquisitions	9%			9%
BPO Services	22%	23%		23%	22%		23%
Global IT Services and Products	22%	24%		22%	24%		24%
India & AsiaPac IT Services and Products	7%	9%		7%	8%		9%
Consumer Care and Lighting	12%	12%		12%	13%		12%
TOTAL	18%	21%		18%	21%		20%
CAPITAL EMPLOYED
IT Services	47,427	36,241		47,427	36,241		46,454
Acquisitions	22,088	—		22,088	—
BPO Services	3,055	1,991		3,055	1,991		2,493
Global IT Services and Products	72,570	38,232		72,570	38,232		48,947
India & AsiaPac IT Services and Products	6,652	2,372		6,652	2,372		5,363
Consumer Care and Lighting	16,612	2,488		16,612	2,488		2,957
Others	41,041	40,662		41,041	40,662		42,584
TOTAL	136,875	83,754		136,875	83,754		99,851
CAPITAL EMPLOYED COMPOSITION
IT Services	35%	43%		35%	43%		47%
Acquisitions	16%	—		16%	—		—
BPO Services	2%	2%		2%	2%		2%
Global IT Services and Products	53%	45%		53%	45%		49%
India & AsiaPac IT Services and Products	5%	3%		5%	3%		5%
Consumer Care and Lighting	12%	3%		12%	3%		3%
Others	30%	49%		30%	49%		43%
TOTAL	100%	100%		100%	100%		100%
RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	58%	71%		53%	70%		64%
Acquisitions	1%	—		—	—
BPO Services	86%	47%		86%	46%		49%
Global IT Services and Products	49%	68%		45%	67%		63%
India & AsiaPac IT Services and Products	40%	67%		42%	69%		55%
Consumer Care and Lighting	18%	42%		15%	52%		48%
TOTAL	28%	37%		27%	37%		36%

Notes to Segment Report:

a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

b)	Segment revenue includes all allocable other income and exchange differences which are reported in other income.

c)	Capital employed of segments is net of current liabilities which is as follows :-

d)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	As of September 30,		As of March 31,
Name of the Segment	2007	2006	2007
Global IT Services and Products	28,953	17,711	18,501
India & AsiaPac IT Services and Products	9,394	6,484	7,580
Consumer Care and Lighting	3,356	1,327	1,537
Others	9,953	8,008	14,765
	51,656	33,530	42,383
(Rs. in Million)

									Year ended
	Quarter ended September 30,				Six month ended September 30,				March 31,
Geography	2007	%	2006	%	2007	%	2006	%	2007	%
India	12,003	25%	7,131	20%	22,432	25%	13,072	20%	31,371	21%
USA	20,272	42%	18,063	51%	39,425	44%	34,453	52%	72,702	48%
Europe	11,717	25%	8,181	23%	22,262	25%	15,697	23%	36,972	25%
Rest of the World	3,855	8%	2,087	6%	5,761	6%	3,665	5%	8,963	6%
Total	47,847	100%	35,462	100%	89,880	100%	66,887	100%	150,008	100%

e)	The acquisitions consummated during the year ended March 31, 2006 and 2007 were reported separately in the segment report. The acquisitions have been completely integrated into Global IT Services and Products and hence not reported separately in the segment report. Segment information for the previous periods has accordingly been reclassified on a comparable basis.
Notes to Audited Financial Statements:
1.	The above audited financial results were approved by the Board of Directors of the Company at its meeting held on October 19, 2007. At the above meeting, the Board of Directors of the Company declared an interim dividend of Rs. 2 per share (100% on an equity share of par value of Rs. 2/-). The record date for the payment of interim dividend will be October 26, 2007.

2.
Status of Redressal of Complaints received for the period
from July 1, 2007 to September 30, 2007

		Opening	Complaints	Complaints
Sl.		Balance for the	received during	disposed during
No.	Nature of Complaints	Quarter	the quarter	the quarter	Unresolved
1	Non-Receipt of Securities	—	3	3	—
2	Non-Receipt of Annual Reports	—	10	10	—
3	Correction / Revalidation of dividend warrants	—	235	235	—
4	SEBI / Stock Exchange Complaints	—	0	0	—
5	Non-Receipt of Dividend warrants	—	167	167	—
	Total	—	415	415	—
3.	The Net Income from Sales/Services represents the aggregate segment revenue and includes all allocable other income and exchange differences which are reported in other income/general and administrative expenses in the financial statements.

4.	In accordance with Accounting Standard 21 ‘Consolidated Financial Statements’ and Accounting Standard 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ as specified in the Rule 3 of the Companies (Accounting Standards) Rules, 2006, the consolidated financial statements of Wipro Limited include the financial statements of all Subsidiaries of Wipro Limited which are more than 50% owned and controlled and Associates where the Company has significant influence.
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL STATEMENTS FOR THE QUARTER AND
SIX MONTHS ENDED SEPTEMBER 30, 2007
Rs. in Million

						Previous
						accounting
		3 months ended		6 months ended		year ended
		30 September	30 September	30 September	30 September	31 March
		2007	2006	2007	2006	2007
	Particulars	Audited	Audited	Audited	Audited	Audited

1	Net Income from Sales / Services	47,847	35,725	89,881	67,149	150,008

2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work in progress	(174)	(146)	103	(354)	(749)
	b) Consumption of raw materials	4,039	1,248	8,367	3,349	11,460
	c) Purchase of traded goods	5,040	3,668	7,732	5,678	12,471
	d) Other expenditure	23,258	18,529	44,681	34,963	75,542

3	Gross Profit (1-2)	15,684	12,426	28,998	23,513	51,284

4	General and Administrative expenses	2,605	1,778	4,622	3,223	7,542
5	Selling and Distribution expenses	3,307	2,216	6,134	4,293	9,357
6	Depreciation	1,245	983	2,421	1,877	3,979

7	Operating Profit before interest (3) - (4+5+6)	8,527	7,449	15,821	14,120	30,406

8	Interest expense	330	34	461	36	124

9	Exceptional Items	—	—	—	—	—

10	Operating Profit after interest and Exceptional Item (7-8-9)	8,197	7,415	15,360	14,084	30,282

11	Other income	989	545	1,987	1,055	2,706

12	Profit from Ordinary Activities before tax (10-11)	9,186	7,960	17,347	15,139	32,988

13	Tax Expense	1,046	1,050	2,050	2,090	3,868

14	Net Profit from Ordinary Activities after tax (12-13)	8,140	6,910	15,297	13,049	29,120

15	Minority Interest	1	—	3		6

16	Share in Earnings of Associates	96	92	193	157	295

17	Extraordinary items (net of tax expense)	—	—	—	—	—

18	Net Profit for the period (14+15+16-17)	8,237	7,002	15,493	13,206	29,421

19	Paid up equity share capital (Face value Rs. 2 per share)	2,919	2,869	2,919	2,869	2,918

20	Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year					93,042

21	EARNINGS PER SHARE (EPS)
	Before extraordinary items (not annualised)
	Basic (in Rs.)	5.68	4.91	10.68	9.29	20.62
	Diluted (in Rs.)	5.65	4.84	10.63	9.15	20.41
	After extraordinary items (not annualised)
	Basic (in Rs.)	5.68	4.91	10.68	9.29	20.62
	Diluted (in Rs.)	5.65	4.84	10.63	9.15	20.41

22	Public shareholding
	Number of shares	275,515,099	251,517,083	275,515,099	251,517,083	275,290,320
	Percentage of holding	18.88%	17.53%	18.88%	17.53%	18.87%
	Details of expenditure
	Items exceeding 10% of total expenditure
	Employee Cost	19,525	15,189	37,613	28,551	62,397

Notes to Audited Financial Statements (Continued):
5.	The Company has designated forward contracts and options to hedge highly probable forecasted transactions based on the principles set out in International Accounting Standard (IAS 39) on Financial Instruments: Recognition and Measurement. Until March 31, 2007, the exchange differences on the forward contracts and gain / loss on such options were recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. As of September 30, 2006 and March 31, 2007 the Company had forward /option contracts to sell USD 201 million and USD 87 million respectively, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts as of September 30, 2006 was a loss of Rs 27 million and as of March 31, 2007 was a gain of Rs 105 million. The premium / discount at inception of forward contracts was amortized over the life of the contract.

Effective April 1, 2007, based on the recognition and measurement principles set out in the Exposure Draft of the proposed Accounting Standard (AS-30) on Financial Instruments: Recognition and Measurement, the changes in the derivative fair values relating to forward contracts and options that are designated as effective cash flow hedges of Rs 698 million, have been recognized directly in shareholders’ funds until the hedged transactions occur. Upon occurrence of the hedged transaction the amounts recognized in the shareholders’ funds would be reclassified into the profit and loss account.

As a result of this change in the six months ended September 30, 2007, the shareholders’ funds and loans and advances have increased by Rs. 698 million

6.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest in a graded manner over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. For the quarter and six month ended September 30, 2007, the Company has recorded stock compensation expense of Rs. 286 Million & Rs. 572 Million respectively.

The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation of the SEBI guidelines could result in amortization of the cost on an accelerated basis. If the Company were to amortize cost on an accelerated basis, profit before tax for the quarter ended September 30, 2006 and 2007 would have been lower by Rs.18 million and Rs. 79 million respectively and the profit before tax for the six months ended September 30, 2006 and 2007 would have been lower by Rs. 45 Million and Rs. 144 Million respectively. This would effectively increase the profit before tax in later periods by similar amounts.

7.	The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 Million (including interest of Rs. 1,503 Million). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001 and 2002. The income tax authorities have filed an appeal against the above order.

In March 2007 and July 2007, the first Income tax appellate authority upheld the deductions claimed by the Company under Section 10A of the Act, which vacates a substantial portion of the demand for the year ended March 31, 2003 and 2004.

Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements.

8.	In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, cMango Inc amalgamated with Wipro Inc with effect from June 1, 2007. Wipro Inc has accounted for the amalgamation as an amalgamation in the nature of merger in accordance with Accounting Standard 14, Accounting for Amalgamations and goodwill amounting to Rs. 907 million has been adjusted against the general reserve of the Company.

9.	In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, Quantech Global services LLC amalgamated with Wipro Inc with effect from May 1, 2007. Wipro Inc has accounted for the amalgamation as an amalgamation in the nature of merger in accordance with Accounting Standard 14, Accounting for Amalgamations and goodwill amounting to Rs. 469 million has been adjusted against the general reserve of the Company.

10.	The Board of Directors of the Company has approved on June 6, 2007, the schemes of amalgamation of the following wholly owned subsidiaries with the Company. The amalgamation is subject to the applicable regulatory approvals.

i)	Wipro Infrastructure Engineering Limited

ii)	Wipro Healthcare IT Limited

iii)	Quantech Global Services Limited

iv)	Mpact Technology Services Private Limited

v)	mPower Software Services (India) Private Limited; and

vi)	cMango India Private Limited.

11.	The Guidance on implementing AS 15, Employee Benefits issued by the Accounting Standards Board (ASB) provides that exempt provident fund trusts which require employers to meet the interest shortfall are in effect defined benefit plans. The Company’s actuary has informed that it is not practicable to actuarially determine the interest shortfall obligation.

12.	The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company will recover such tax from the employee. The Company’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery are recorded at the time of the exercise.

13.	In September 2007, the Company acquired Infocrossing, Inc. (Infocrossing), a US-based provider of IT infrastructure management, enterprise application and business process outsourcing services for a purchase consideration of USD 436 million (including direct cost of acquisition of USD 5 million). The acquisition was conducted by means of a tender offer for all of the outstanding shares of Infocrossing. This acquisition of Infocrossing broadens the data center and mainframe capabilities to uniquely position the Company in the remote infrastructure management space.

The purchase consideration has been allocated on a preliminary basis based on managements’ estimates and goodwill of Rs. 22,368 Million has been recorded. The Company is in the process of making final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.

14.	In July 2007, the Company acquired Unza Holdings (Unza), a Singapore-based FMCG firm for a purchase consideration of USD 246 million (including direct cost of acquisition of USD 1 million). Unza is one of South East Asia’s, largest independent manufacturer and marketer of personal care products, and has operations in over 40 countries. Unza has an excellent product range and a large portfolio of strong brands catering to Asian consumers. This acquisition would significantly increase the Company’s market size and provide significant synergy in terms of access of common vendors, formulation and brands.

The purchase consideration has been allocated on a preliminary basis based on managements’ estimates and goodwill of Rs. 10,233 Million has been recorded. The Company is in the process of making final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.

15.	During the quarter, a relative of the Chairman of the Company has been appointed to place of profit after special resolution of the shareholders. The Company has applied to the Central Government for approval of the appointment.

16.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended September 30, 2007, which are available in our company website www.wipro.com.

17.	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published consolidated financial results for the quarter ended September 30, 2007. The stand-alone financial results of Wipro Limited for the quarter ended September 30, 2007 and for the period April 1, 2007 to September 30, 2007 have been submitted to the stock exchanges and are available for perusal in our company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nse-india.com.

By order of the board,

WIPRO LIMITED
Regd. Office: Doddakannelli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore — 560 035.
Date: October 19, 2007	Chairman	www.wipro.com